Watson, Farley & Williams (New York) LLP
1133 Avenue of the Americas New York, New York 10036
Tel (212) 922 2200 Fax (212) 922 1512 Direct (212) 922 2213
July 13, 2012 VIA EDGAR	Email abackos@wfw.com
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attention:	Ms. Cecilia Blye, Office of Global Security Risk
Ms. Jennifer Hardy, Special Counsel, Office of Global Security Risk

Re:	Globus Maritime Limited
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012, File No. 1-34985 (the “Form 20-F”)

Dear Ms. Blye and Ms. Hardy:

Our client, Globus Maritime Limited (the “Company”), has requested that we submit its response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 28, 2012 (the “Comment Letter”) to Mr. Georgios Karageorgiou, President and Chief Executive Officer of the Company, with respect to the Form 20-F.

If you have any questions or require any additional information, please feel free to contact Georgios Karageorgiou at +30 210 960-8300 or the undersigned at (212) 922-2213 or my colleague Toral Patel at (212) 922-2253.

Sincerely,

/s/ Antonios Backos

Antonios Backos

cc:	Georgios Karageorgiou
Globus Maritime Limited

GLOBUS MARITIME LIMITED

The following are the responses of the Company to the Comment Letter. The text of the Staff’s comments relating to Risk Factors, page 8 of the Form 20-F has been included below in bold and italics for your convenience, and the Company has included its response immediately following each numbered comment:

1.	You disclose that from time to time on charterer’s instructions, your vessels may call on ports located in countries subject to sanctions and countries embargoes identified by the U.S. government as state sponsors of terrorism, including Cuba, Iran, Sudan, and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, whether through subsidiaries, charterers or other direct or indirect arrangements. In this regard, we are aware of a news report attributing to your company the statement that ships carrying grain to Iran commonly must wait as much as two months to unload, and stating that your Tiara Globe vessel bound for Iran has been waiting in the Gulf since January 3. Your response should describe any products or services you have provided to Iran, Syria, Sudan or Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response: The Company currently employs a fleet of seven drybulk vessels, six under time charter contracts and one under a bareboat charter contract, all to unaffiliated third parties. Pursuant to the time charter or a bareboat charter contract, the charterer pays the Company charterhire and may operate the relevant vessel within the limitations set forth in the charter. Each charterer of a Company’s vessel directs the cargoes carried and the route and the loading and discharge ports for the vessel. All of the Company’s charter contracts also contain prohibitions against the vessels calling on any ports including, among others, Cuba, Iran, Sudan, Syria or any countries in violation of United Nations or United States embargoes.

During 2009, the Company’s vessels made two calls on the Syrian ports of Lattakia and Tartous. These two voyages originated in Australia and Brazil, respectively. In each of these voyages the cargoes consisted solely of agricultural products, namely wheat, barley, and raw sugar. In addition, the m/v Coral Globe called on the Iranian port of Bandar Abbas, in July 2009 to only take on fuel at the direction and for the account of the charterer. The Company received no revenues nor incurred any liabilities in connection with such call.

During 2010, the Company’s vessels made no calls to Iran, Syria, Sudan or Cuba.

During 2011, one of the Company’s vessels, the m/v Tiara Globe, made one call to the Iranian port of Bandar E. Khomeyni. The single voyage in 2011 originated in the Ukraine. In this voyage the cargo consisted solely of agricultural products, namely barley.

For the year 2012 to date, the m/v Tiara Globe has made one call to the port of Bandar E. Khomeyni. This voyage originated in the Ukraine. The cargo consisted of corn. It is our understanding that this is the voyage of the m/v Tiara Globe that is referenced in your query.

Additional details regarding such port calls in Iran and Syria are included in the attached Appendix I table setting out, among other things, the vessels and the third party charterers for the vessels that made port calls to Iran and Syria. The Company does not know any amounts of port costs on any of these calls as they were paid by the relevant charterers. Although to be determined in each case by the charterer of the Company’s vessels, the Company anticipates that the frequency of port calls in Iran and Syria for future years will likely be consistent with the past practice described herein.

The Company has not provided and does not intend to provide any goods or services, whether directly or indirectly, to the governments of, or entities controlled by the governments of, Cuba, Iran, Sudan or Syria. In addition, the Company has not had any agreements, commercial arrangements, or other contacts with the governments of, or entities controlled by the governments of, Cuba, Iran, Sudan, or Syria and does not intend to enter into such agreements, arrangements or other contacts in the future.

2.	Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. We note your disclosure about the potential for reputational harm if charterers violate sanctions and embargo laws. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Response: The Company advises the Staff that the Company’s contacts with Iran, Syria, Sudan and Cuba during the last three fiscal years and the subsequent interim period has been infrequent and only involved Iran and Syria, as detailed in the attached Appendix I. Moreover, these contacts have been entirely indirect and were limited to the employment of the Company’s vessels on trade routes selected by third party charterers, who control the trading pattern of the vessels while under charter. As noted in response to the prior comment, the Company’s contact with Iran and Syria over the last three fiscal years and the subsequent interim period involved a total of four voyages, which accounted for approximately 3.29% of the Company’s gross charter revenue over the same period. The Company’s vessels have not called at Cuba or Sudan since the Company’s operations began in 2006.

More specifically, the gross charter hire derived by the Company attributable to these four voyages during 2009, 2010 and 2011 was $995,000, $nil and $2,220,000, respectively, and accounted for approximately 1.88%, 0% and 6.24%, respectively, of the aggregate gross charter revenues earned by the Company during these years. These gross charter hire figures are determined by multiplying the daily time charter hire paid to the Company with respect to the relevant vessel by the duration in days of the applicable voyage. The single port call to Iran during the current year to date resulted in gross revenue of $1,200,000, which the Company expects will represent less than 8% of the Company’s revenue for the first half of 2012.

The Company does not consider these voyages or the corresponding charter hire revenues it received from these charters to be material to its results of operations both quantitatively and qualitatively. The Company believes that it is in compliance with applicable laws and regulations regarding sanctions and embargoes. In addition, while the Company notes the Staff’s comment regarding the potential impact on investment sentiment, the Company believes that investors in the Company understand that the frequency of contacts with the above-mentioned countries, which is always on behalf of third party charterers, is very limited and that such charterers’ activities do not relate to the Company.

3.	Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria, Sudan or Cuba.

Response: All of the current charter contracts relating to the Company’s vessels obligate the charterer to comply with any sanctions or regulations imposed by the United States and the United Nations. In addition, all of the charter contracts covering the Company’s vessels place limitations on the ports where its vessels may call, as well as limitations on the cargoes carried and preclude the above-referenced countries from the vessels’ trading area unless agreed between owner and charterer after taking into account all relevant sanctions legislation.

Other

The Company acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Appendix I

	Vessel/Ship-owning company	Loading port/ Country/Stay	Discharging port/Country/Stay	Cargo Discharged	Cargo quantity (metric tonnes)	Charterer/ charter dates (where applicable)	Hire US$/day	Trip Duration from Commencement of loading at loading port to completion of discharge at discharge port (days)	Revenue associated with the call (US Dollars)
1	m/v Lake Globe-Adagio Marine S.A	Port Giles/Australia From 3/31/09 to 4/3/09	Lattakia/Syria From 5/1/09 to 5/10/09	Wheat and barley	41,000	JK Shipping Pty Ltd	6,500	40	$260,000
2	m/v Sea Globe- Sibelle Marine Inc.	Santos/Brazil From 7/27/09 to 8/1/09	Tartous/Syria/ From 8/23/09 to 9/7/09	Raw sugar	40,000	Miranos International Trading Inc	17,500	42	$735,000
3	m/v Tiara Globe- Elysium Maritime Limited	Yuzhny/ Ukraine From 8/27/11 to 8/30/11	Bandar Imam Khomeini/Iran From 9/16/11 to 11/11/11	Barley	61,240	Transgrain Shipping BV/ From 2/2010 – 3/2012	20,000	76	$1,520,000
4	m/v Tiara Globe- Elysium Maritime Limited	Nikolayev/ Ukraine From 11/27/11 to 12/14/11	Bandar Imam Khomeini/Iran From 1/4/12 to 3/1/12	Corn	67,000	Transgrain Shipping BV/ From 2/2010 – 3/2012	20,000	95 (35 in 2011 and 60 in 2012)	$1,900,000 ($700,000 in 2011 and $1,200,000 in 2012)